IMPERIAL

RECEIVED
2006 MAY 19 P 1:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 May 2006

06013608

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed copies of the following announcements which were lodged with the Australian Stock Exchange Limited on 4 May 2006.

- Prospectus
- Letter to Optionholders

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

Imperial One Limited

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 MAY 19 P 1:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/05/2006

TIME: 16:28:17

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Optionholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPERIAL

NOTICE TO OPTIONHOLDERS
NON-RENOUNCEABLE PRO-RATA RIGHTS ISSUE

3 May 2006
Dear Optionholder

Our records indicate that you are the registered holder of ________ unlisted options to convert to ordinary shares in the issued capital of the Company.

These options are convertible to ordinary shares on a 1 for 1 basis on payment of an exercise price of _____ per share.

Your options are required to be exercised by __________ and any options not exercised by that date lapse.

On 18 April 2006 the Company announced to the ASX its intention to undertake a Non-Renounceable Pro-Rata Rights Issue of up to 278,372,827 fully paid ordinary shares (assuming all options are exercised prior to the offer record date) at an issue price of $0.08 on the basis of one (1) new share for every four (4) shares held.

A Prospectus for the Rights Issue was lodged with ASIC on 3 May 2006. The record date for determining entitlements to the issue is 16 May 2006.

Under the terms and conditions of issue of your options you may only participate in the Rights Issue if your options are exercised and the shares have been issued in respect of the option before the books closing date for determining entitlements to the issue.

There is no obligation on you to exercise your options unless you wish to participate in the rights issue.

Should you not wish to exercise you options to participate in the Rights Issue, the exercise price is adjusted using a formula to provide you with the benefits of any bonus element that may be present in the proposed Pro-Rata Rights Issue. There is no change in the number of shares to which you are entitled.

The other terms and conditions of issue of your options remain unchanged.

The Market sale price of ordinary fully paid shares in Imperial on ASX was $0.018 on 2 May 2006, being the last day the shares were traded on ASX prior to the date of this notice.

During the three month period preceding the date of this notice:

- The highest market sale price of fully paid ordinary shares on ASX was $0.021 on 26 April 2006
- The lowest market share price of fully paid ordinary shares on ASX was $0.009 on 20 March 2006

Should you have any questions regarding any issues raised by this notice, then you should contact your professional adviser or contact the undersigned on telephone number (02) 9251 1846.

Yours faithfully

D L Hughes
Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/05/2006

TIME: 16:31:58

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Disclosure Document

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPORTANT NOTICE

This is an important document and investors should read the document in its entirety and are advised to consult their professional advisers before deciding whether to apply for Shares.

IMPERIAL

PROSPECTUS

IMPERIAL ONE LIMITED

ACN 002 148 361

NON-RENOUNCEABLE PRO-RATA RIGHTS ISSUE OF UP TO 278,372,827 FULLY PAID ORDINARY SHARES (ASSUMING ALL OPTIONS ARE EXERCISED PRIOR TO THE OFFER RECORD DATE) AT AN ISSUE PRICE OF $0.008 ON THE BASIS OF ONE (1) NEW SHARE FOR EVERY FOUR (4) SHARES HELD

UNDERWRITERS TO THE ISSUE

CHIFLEY INVESTOR GROUP PTY LTD

&

TOLHURST NOALL LIMITED

CORPORATE DIRECTORY

Directors

Bruce William McLeod
Kevin Anthony Torpey
David Henty Sutton

Registered Office

Suite 5, Level 7
3 Spring Street
SYDNEY NSW 2000

Telephone: (02) 9251 1846
Facsimile: (02) 9251 0244

Company Secretary

David Laurence Hughes

Bankers

ANZ Banking Group Limited
20 Martin Place
SYDNEY NSW 2000

Solicitors

Daymond Lawyers Pty Ltd
3 Spring Street
Sydney NSW 2000

Auditors

Nexia Court & Co
Level 29, Australia Square
264 George Street
Sydney NSW 2000

Share Registry

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

Underwriters to the Issue

Chifley Investor Group Pty Ltd
Level 31, ABN AMRO Tower
88 Phillip Street
Sydney, NSW 2000

&

Tolhurst Noall Limited
Level 29
35 Collins Street
Melbourne VIC 3000

Home Stock Exchange

Australian Stock Exchange
123 Eagle Street
Brisbane QLD 4000

THE SHARES OFFERED BY THIS PROSPECTUS SHOULD BE CONSIDERED TO BE SPECULATIVE.

LETTER TO SHAREHOLDERS

Dear Shareholder

On behalf of the Directors, it is my pleasure to offer you additional shares in Imperial One Limited ("Imperial" or the "Company").

Attached is a Prospectus for an issue of fully paid ordinary shares. The shares are offered on the basis of one (1) new share for every existing four (4) shares held at an issue price of $0.008 per new share.

The issue is fully underwritten and will raise approximately $2.07 million before the expenses of the issue. If all the "in the money" options are exercised prior to the record date to enable the new shares to be taken up, an amount of approximately $2.23 million will be raised before the expenses of the issue.

The use of the funds raised under the capital raising will enable the Company to continue its contribution to the natural gas development joint venture ("**JV**") (Imperial: Working Interest - 75%, or Net Revenue Interest - 60.9375%) in the Appalachian Basin, Pennsylvania, USA. As recently announced to the ASX, the first three wells of the initial 5 well gas development program are considered to be commercially viable. Production should commence within the next month. The JV continues to firm up its lease position in the prospect area and at the present time the JV has in excess of 55 viable drill sites for development. The next 10 well development program has been planned and is subject to the availability of drilling rigs. Imperial's commitment to the next 10 well program will be approximately A$2.6 million. The funds will be utilised for working capital and for the development of further opportunities.

The Company recently announced a $1.5 million Convertible Note issue to Belgravia Group Pty Ltd a Melbourne based company which is part of an investment group associated with Mr. Geoff Lord and Belgravia Associates (NSW) Pty Ltd the principal of which is Mr. Kevin Maloney. Mr. Lord and Mr. Maloney have extensive experience in the resources industry sector, having previously established Elders Resources Limited as one of Australia's largest resource houses in the 1980's and early 1990's. More recently, Mr Lord has developed Belgravia into a significant investment company with interests in a wide range of business operations and investments.

The Directors believe that following the establishment of a strong industry relationship with our North American oil and gas joint venture partner, complemented by this new association with the Belgravia Group, Imperial will have the capacity to more effectively develop and structure the business and investment opportunities that have been identified in the energy industry in the Appalachian Basin. In addition, this new relationship also gives Imperial additional resources and transaction flow to review other opportunities in the resource sector.

This offer is an opportunity for you to invest in the Company as it develops new associations which the Directors believe will provide the opportunities to further grow the asset base of the Company to compliment the Company's cornerstone and strategic share holding in Bemax Resources NL, now one of the top five mineral sands producers in the world.

Your attention is especially drawn to Section 5 of the Prospectus (Risk Factors) and to all information contained in the Prospectus, which should be read carefully. Please obtain professional advice if there is anything which requires further explanation.

Yours sincerely

B W McLeod
Chairman
Dated 3 May 2006

TABLE OF CONTENTS

1. SUMMARY OF KEY DATES

Date of Prospectus	3 May 2006
Record Date for determining entitlement to apply for New Shares	16 May 2006
Closing Date	6 June 2006
Allotment of New Shares and Despatch of Share statements	14 June 2006
Trading of New Shares from accepting Shareholders expected to commence on the ASX	15 June 2006

These dates are indicative only and the Company reserves the right, subject to the Corporations Act and the ASX Listing Rules, to amend this timetable without prior notice.

2. IMPORTANT NOTICE AND STATEMENTS

This Prospectus is dated 3 May 2006 and was lodged with the Australian Securities and Investments Commission ("ASIC") and Australian Stock Exchange Limited ("ASX") on that date. Neither ASIC nor the ASX takes any responsibility for the contents of this Prospectus.

No securities will be allotted or issued on the basis of this Prospectus after the Closing Date, which will be a date not later than thirteen months after the date of this Prospectus. Securities allotted or issued pursuant to this Prospectus will be allotted or issued on the terms and conditions set out in this Prospectus and in accordance with the Corporations Act.

The shareholdings of Eligible Shareholders who do not participate in full under this Prospectus will be diluted. Before deciding to invest in the Company, Eligible Shareholders should read the entire Prospectus and, in particular, in considering the prospects for the Company, should consider the underlying assumptions and the risk factors that could affect the financial performance of the Company. Eligible Shareholders should carefully consider these factors in light of personal circumstances (including financial and taxation issues) and seek professional advice from an accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest.

This Offer should be considered speculative and read in conjunction with the risk factors outlined in this Prospectus.

Applications for New Shares can only be made by Eligible Shareholders on the Entitlement and Acceptance Form which accompanies this Prospectus. The Entitlement and Acceptance Form sets out an Eligible Shareholder's entitlement to participate in the Offer.

No person is authorised to give any information or to make any representation in connection with the Offer described in this Prospectus, which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Offer.

This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law

and persons who come into possession of this Prospectus should seek advice on, and observe, any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Certain terms and abbreviations used in this Prospectus have defined meanings, which are explained in the Definitions section of this Prospectus.

3. THE OFFER

3.1 SHARE CAPITAL DETAILS

3.1.1 Issued Capital (prior to the Issue of New Shares the subject of this Offer):

The following sets out the capital structure of the Company at the date of this Prospectus:

(a) 1,034,196,306 Shares fully paid.

(b) 49,000,000 options to acquire Shares at 0.65 cents each expiring on 6 December 2010.

(c) 15,000,000 options to acquire Shares at 0.8 cents each expiring on 6 December 2010.

(d) 15,295,000 options to acquire Shares at 0.79 cents each expiring on 31 December 2006.

The options described in Sections 3.1.1(b) - (d) (the "Options") are considered to be "in the money" as the exercise price is less than the current market price of the Shares.

Under the terms and conditions of the Options, if the Company makes a pro-rata rights issue to shareholders the Exercise Price of the Options will be adjusted by a given formula. Under the terms of this Issue, the following sets out the adjusted exercise price of the Options if they are not exercised prior to the Record Date:

Options	Current Exercise Price	New Exercise Price
3.1.1(b)	0.65 cents	0.47 cents
3.1.1(c)	0.8 cents	0.62 cents
3.1.1(d)	0.79 cents	0.61 cents

3.1.2 Shares offered under this Prospectus:

The Offer made under this Prospectus is for an entitlement of one (1) New Share for every four (4) Shares currently held. In summary, this will mean:

(a) Up to 258,549,077 New Shares to be issued at a fixed application price of $0.008 each.

(b) An additional 19,823,750 New Shares will also be offered for subscription at a fixed application price of $0.008 each if the Options are exercised prior to the Record Date.

You may decide to accept all, part or none of your entitlement offered under this Prospectus. This is a non-renounceable issue. That is, you may not sell or otherwise deal with any part of your entitlement offered under this Prospectus. Applications not received by the Company by the Closing Date will be subject to the Underwriting Agreement as set out in Section 7.7 of this Prospectus and you will receive no benefit from your entitlement offered under this Prospectus for those Shares not accepted.

The issue price of each New Share is a fixed application price of $0.008 which is payable in full on application upon the Entitlement and Acceptance Form accompanying this Prospectus.

3.1.3 Effect of Issue on the Company:

Assuming that all Options are exercised prior to the Record Date and that all Shares are issued pursuant to this Prospectus, then the total Shares on issue following the Offer will be 1,391,864,133.

3.1.4 Amount Raised by Offer:

The Offer will have the following financial effect on the Company:

- If no Options are exercised, the Company will receive $0.008 for each New Share applied for and issued, raising approximately $2,068,393 prior to the expenses of the Issue.

- If all the Options are exercised prior to the Record Date, the Company will receive $0.008 for each New Share applied for and issued, raising approximately $2,226,983 prior to the costs of the Issue. In addition the Company will receive a further $559,331 from the exercise of the Options.

3.1.5 Fractional Entitlements

Fractions of shares will be disregarded in the calculation of each Shareholder's entitlement to New Shares.

3.1.6 Oversubscription

The Company will not accept oversubscriptions.

3.1.7 Participation of Existing Shareholders

The Company has been advised that the following Shareholders will take up their entitlements under the Issue: Imperial Investments Pty Ltd; Foxview Pty Ltd; Chifley Investor Group Pty Ltd; Eastern & Pacific Capital Pty Ltd; Keygrowth Trading Pty Ltd and Belgravia Associates (NSW) Pty Ltd. Their combined Applications will comprise approximately 36% of the Issue.

3.1.8 Underwriting of Entitlement

The issue of the New Shares to 258,549,077 is underwritten by Chifley Investor Group Pty Ltd and Tolhurst Noall Limited. Shareholders should read the "Material Terms and Conditions of the Underwriting Agreement" in Section 7.7 of the Prospectus for further details.

If Eligible Shareholders do not take up their entitlements, then the Underwriters will be obliged to take up those New Shares in accordance with the terms of the Underwriting Agreement.

In the event that there are Outstanding Shares following the Closing Date, Chifley Investor Group Pty Ltd will provide or cause to be provided Applications for the first $480,000 of Outstanding Shares, equal to 60,000,000 Shares. Tolhurst Noall Limited is not an underwriter to these first 60,000,000 Outstanding Shares.

Any additional Outstanding Shares will then be offered to the following existing Shareholders equally in accordance with their sub-underwriting agreements: Imperial Investments Pty Ltd; Foxview Pty Ltd; Eastern & Pacific Capital Pty Ltd; Keygrowth Trading Pty Ltd and Belgravia Associates (NSW) Pty Ltd.

3.1.9 New Shares

The New Shares to be issued will, immediately on their issue, rank pari passu in every respect with existing Shares.

3.2 ANNUAL REPORT

The Annual Report of Imperial One Limited containing the Financial Statements, Auditors and Directors Reports for the year ending 30 June 2005 despatched to shareholders on 30 September 2005 is deemed to be included in this Prospectus and should be read in conjunction with this document.

The Half Year Financial Report for the period ending 31 December 2005 was lodged with ASX on the 14 March 2006.

3.3 USE OF THE FUNDS

The principal purpose of this Offer is to enable the Company to:

- continue its contribution to the natural gas development program in the Appalachian Basin, Pennsylvania, USA. The next 10 well development program has been planned and is now subject to the availability of drill rigs. The Company's commitment will be approximately A$2.6 million; and
- repayment of loans if short term funding is arranged to enable the continuation of the natural gas development program over the period of the Issue.
- to raise working capital to enable the Company to evaluate and seek new investment opportunities.

The table below summarises the use of funds following the completion of the Offer:

Second Stage of Natural Gas development program	$1,400,000
Costs of the Offer (estimated)	$140,000
Working capital and other investments	$686,983

TOTAL FUNDS (1)	**$2,226,983**
	=======

Note:

(1).The amount raised of $2,226,983 assumes that all Options have been exercised prior to the Record Date and Shares so issued on the exercise of such options participate in the Offer in full.

(2).If all the Options are exercised prior to the Record Date the exercised consideration of $559,331 will be an additional inflow of funds to the Company.

3.4 CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

Imperial One Limited's condensed consolidated interim balance sheet as at 31 December 2005 together with 30 June 2005 comparatives is set out below:

		Consolidated	
	Note	**31 December 2005**	**30 June 2005**
Current Assets			
Cash and Cash Equivalents		212,464	126,822
Trade and other Receivables		40,119	11,046
Total Current Assets		252,583	137,868
Non Current Assets			
Receivables		952	-
Investments	1,2	13,693,004	8,100,771
Plant and equipment		4,814	4,639
Total Non Current Assets		13,698,770	8,105,410
Total Assets		13,951,353	8,243,278
Current Liabilities			
Trade and other payables		906,459	876,609
Interest-bearing liabilities	3	4,054,552	3,922,526
Provisions		43,614	42,430
Total Current Liabilities		5,004,625	4,841,565
Total Liabilities		5,004,625	4,841,565
Net Assets		8,946,728	3,401,713
Equity			
Issued capital		54,284,903	53,804,478
Other reserves		789,909	607,279
Accumulated losses		(46,128,084)	(51,010,044)
Total Equity		8,946,728	3,401,713

Material subsequent events to the 31 December 2005 half-year financial report are:

1) During the period subsequent to 31 December 2005 and up to the 31 March 2006 the group recorded a consolidated operating profit of $3,426,588. Included in the result is income of $3,608,243 from restatement of value of the group's investment in Bemax Resources NL to fair value taken to the income statement following the implementation of the Australian Equivalent International Accounting Standards.

At the date of this Prospectus the fair value of the Company's investment in Bemax Resources NL was $17,364,671.

2) The cost of the Company's joint venture interest in the first three natural gas wells developed in Pennsylvania, USA, and the remaining cash to be utilised for the next two wells is approximately $1.3 million.

3) Other Liabilities have increased by approximately $1.35 million following the drawdown on a Loan Facility secured by the Company's holding Bemax shares. The funds were utilised as the Company's contribution to the initial five natural gas well development n the USA.

The following financial reports for the Company are incorporated by reference:

- Mining Exploration Entity Quarterly report Appendix 5B dated 28 April 2006.
- The Annual Financial Report for the year ended 30 June 2005, including the audit report from Nexia Court & Co. dated 29 September 2005.
- The Half Year Financial Report for the six month period to 31 December 2005, including the audit review report Nexia Court & Co. dated 14 March 2006.

Each of these documents has been disclosed by the Company to the ASX.

Copies of the above documents will be provided free of charge by the Company to any person who requests them during the application period in relation to this Prospectus. The above financial reports may also be obtained from the Company's website at www.imperialone.com.au.

4. DETAILS OF THE OFFER

4.1 APPLICATION FOR SHARES

Applications for Shares can only be made by completing the Entitlement and Acceptance Form accompanying this Prospectus in accordance with the instructions on it. Applications must be accompanied by payment in Australian currency of $0.008 for each New Share. Cheques must be made payable to "**Imperial One Limited – Offer Trust Account**" and crossed "Not Negotiable" and sent or delivered, together with a completed Entitlement and Acceptance Form, to:

Imperial One Limited Share Offer
C/- Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
SYDNEY, NSW 2000, OR

Imperial One Limited Share Offer
C/- Computershare Investor Services Pty Limited
GPO Box 253
SYDNEY, NSW 2001

No brokerage or stamp duty is payable by applicants in respect of their applications for New Shares under this Prospectus. The amount payable on Application will not vary during the period of the Offer and no further amount is payable on allotment.

Eligible Shareholders are encouraged to submit their Applications as early as possible.

Applications must be accepted by no later than the Closing Date.

4.2 ENTITLEMENT SHORTFALL

There is no minimum amount to be raised by the Offer and any shortfall will revert to the Underwriters. Oversubscriptions will not be accepted.

4.3 TRUST ACCOUNT

All application monies received will be held in a bank account maintained solely for the purpose of depositing application monies received pursuant to this Prospectus until the New Shares are allotted and issued, as provided under the provisions of section 722 of the Corporations Act.

In the event that the Shares of the Company are not admitted to quotation on the ASX within 3 months of the date of this Prospectus, no Shares will be issued or transferred, as provided under subsection 723(3) of the Corporations Act, and the Application monies will be refunded by the Company to the respective applicants from the trust account as soon as practicable, as provided under subsection 722(2) of the Corporations Act.

4.4 ALLOTMENT AND DESPATCH OF HOLDING STATEMENTS

It is expected that the allotment and issue of Shares will take place on or about 14 June 2006. Holding statements will be despatched upon completion of allotment.

4.5 ASX QUOTATION

Application will be made by the Company to the ASX within 7 days after the issue of this Prospectus for the New Shares to be listed for quotation on the stock market of the ASX.

If permission is not granted for the New Shares to be listed for quotation on the ASX before the end of three months after the date of this Prospectus then the Company shall repay to any applicants all monies received (without interest) in relation to such New Shares in accordance with the provisions of 723(3) of the Corporations Act. The Company will deal with any applications for the securities offered under this Prospectus in accordance with Section 724(2) of the Corporations Act.

The fact that the ASX may quote the New Shares is not to be taken as an indication of the merits of the New Shares of the Company.

4.6 INFORMATION CONCERNING THE COMPANY'S SHARE PRICE

Shares

(a) The latest recorded sale price of fully paid ordinary Shares in the Company on the ASX immediately before the date that this Prospectus was lodged with ASIC was $0.018.

(b) The highest and lowest recorded sale price of Shares on the ASX during the 3 months immediately preceding the date that this Prospectus was lodged with ASIC were:

- Highest - $0.021 on 26 April 2006
- Lowest - $0.009 on 20 March 2006

Options

(a) The Options are not quoted on the ASX.

4.7 UNDERWRITING FEES

The Company will pay an underwriting fee of 4% of the amount underwritten to the Underwriters. The Underwriters will be responsible for paying any handling or sub-underwriting fees payable on the underwritten amount. Sub-underwriting fees will be paid to sub-underwriters at usual and uniform commercial terms.

4.8 OFFER EXPENSES

The cost of the Offer payable by the Company is estimated to be $140,000 including the underwriting fee.

4.9 TAXATION IMPLICATIONS

Persons should seek their own independent advice in relation to matters relating to the operation of taxation laws in Australia generally. The Company is unable to give advice on taxation matters as each applicant's position will relate to their own specific circumstances.

5. RISK FACTORS

There are numerous widespread risks associated with investing in any form of business and with investing in the share market generally.

This section identifies the areas the Directors regard as the major risks associated with an investment in the Company. Eligible Shareholders should be aware that an investment in the Company involves many risks, which may be higher than the risks associated with an investment in other companies. Eligible Shareholders should read the whole of this Prospectus in order to fully appreciate such matters and the manner in which the Company intends to operate before any decision is made to subscribe for Shares.

Applicants should be aware that there are risks associated with any share investment. The prices at which the Company's Shares trade may be above or below the issue price under this Prospectus. The trading price of the Shares is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as additions or departures of key personnel, litigation, press newspaper and other media reports, actual or anticipated variations in the Company's operating result or new services by the Company or its competitors.

The Shares allotted under this Prospectus carry no guarantee in respect of profitability, dividends, return of capital, or the price at which they may trade on the ASX.

The securities offered under this Prospectus should be regarded as speculative. Mineral project development and production have inherent risks, which may have a material effect on the Company's future performance and the value of its securities. Eligible Shareholders should consider whether the speculative securities offered by this Prospectus are a suitable investment having regard to their own individual investment objectives, financial circumstances, and the risk factors set out below. This list is not exhaustive and, if in any doubt, Eligible Shareholders should consult their professional advisers before deciding whether to apply for securities pursuant to this Prospectus.

Energy Industry Risks

The Company's commitment to contribute A$2.6 million to the Natural Gas Development Joint Venture in the Appalachian Basin, Pennsylvania, USA will increase the Company's reliance upon this new area of business activity and will expose it to the risks of exploration and gas price volatility that are inherently associated with the industry.

Share Market

Share market conditions may affect the listed securities regardless of the Company's operating performance.

Share market conditions are affected by many factors such as:

- general economic outlook;
- interest rates and inflation rates;
- currency fluctuations;
- commodity and energy price fluctuations;
- changes in investor sentiment toward particular market sectors; and
- the demand for, and supply of, capital and/or

- terrorism or other hostilities.

Economic Factors

Factors such as inflation, currency fluctuation, interest rates, supply and demand and industrial disruption have an impact on operating costs, commodity prices and stock market prices. The Company's future possible profitability and the market price of its quoted securities can be affected by these factors, which are beyond the control of the Company and its Directors.

Mineral Sands Price Fluctuations

The price for ilmenite, rutile and zircon will depend on available markets at acceptable prices. Any substantial decline in the price of these materials could have a material adverse effect on the Company's investment value in Bemax Resources NL.

Government

The impact of actions by governments may affect the Company's activities including such matters as compliance with environmental regulations, taxation and royalties.

Environmental Risks

The Company is unable to predict the effect of additional environmental laws and regulations, which may be adopted in the future, including whether any such laws or regulations would materially increase the cost of doing business, or affect its operations in any area. There can be no assurances that new environmental laws, regulations or stricter enforcement policies, once implemented, will not incur significant expenses and undertake significant investments in such respect which could have a material adverse effect on the value of the Company's investment in Bemax Resources NL.

Contingent Liabilities

The Company has contingent liabilities (described in section 7.11) that, should they crystallise in whole or in part, are material to its financial position and could exceed the equity of the Company.

6. INFORMATION ON THE COMPANY

6.1 CORPORATE HISTORY

Imperial One Limited (ACN 002 148 361) was incorporated in New South Wales on 14 May 1981.

6.2 INVESTMENTS

The following summarises the significant investments of Imperial One Limited:

6.2.1 Bemax Resources NL (4.9%)

The Company currently holds approximately 45 million ordinary shares in capital of Bemax representing just under 5% of the Bemax total issued capital. Refer to the Bemax website www.bemax.com.au for further detail.

On 17 March 2006 Bemax was admitted into the S&P/ASX 300 Index and its current market capitalisation is around A$350 million.

6.2.2 American Natural Resources LLC Joint Venture (75%)

On 9 February 2006 the Company's wholly owned subsidiary, Imperial Energy LLC ("Imperial Energy") entered in to a joint venture with American Natural Resources LLC ("ANR") to commence an initial 5 well natural gas drilling program in Cambria County, Pennsylvania, USA.

The first three wells of the program have been completed and on 21 and 22 March 2006 and the 24 April 2006 the Company announced to the ASX that natural gas in commercial quantities had been found. These wells are expected to be connected to a third party natural gas gathering network over April and May 2006. The 2 remaining wells of the initial program were completed at the end of April 2006.

Imperial arranged approximately A$1.3 million financing for the initial drilling program through a loan facility secured against the Company's existing assets. Based on the success of the initial natural gas drilling program the Board is seeking to continue with the next 10 well development program.

Imperial Energy and ANR have agreed to pursue other oil and gas opportunities at the conclusion of the initial drilling program with over 55 viable drill sites for natural gas development sites.. Other oil and gas related business opportunities are also being pursued in the northeast USA.

6.2.3 Other Activities

Seed Funding - In October 2005 the Company subscribed to a placement in Rand Quest Syndicate Limited (RQS). RQS has acquired mineral and mining rights over the majority of the Central Rand Goldfield and is planning a London AIM IPO listing by mid 2006.

6.3 CONVERTIBLE NOTE

6.3.1 Background

On the 18 April 2006 the Company announced to the ASX that, subject to shareholder approval, it proposed to issue up to $1.5 million in convertible notes ("**Notes**"). The Notes will be secured and rank prior to unsecured creditors

It is proposed that the Notes be issued to the Belgravia Group Pty Ltd a Melbourne based company which is part of an investment group associated with Mr. Geoff Lord, and Belgravia Associates (NSW) Pty Ltd the principal of which is Mr. Kevin Maloney (the "**Noteholders**"). Mr. Lord and Mr. Maloney have extensive experience in the resources industry sector, having previously established Elders Resources Limited as one of Australia's largest resource houses in the 1980's and early 1990's. More recently, Mr Lord has developed Belgravia into a significant investment company with interests in a wide range of business operations and investments.

The Directors believe that following the establishment of a strong industry relationship with our North American oil and gas joint venture partner, complemented by this new association with the Belgravia companies, Imperial will have the capacity to more effectively develop and structure the business and investment opportunities that have been identified in the energy industry in the Appalachian Basin. In addition, this new relationship also gives Imperial additional resources and transaction flow to review other opportunities in the resource sector.

On 3 February 2006, the Company notified the ASX that it had received an Initial Substantial Shareholder Notice that associates and related parties to Belgravia Group Pty Ltd held 6.09% of the Company's issued capital.

6.3.2 Effect of Convertible Notes on Issued Capital

The following table sets out the capital structure of the Company, assuming the Notes are fully converted to Shares:

A. If no Options are exercised prior to the 1:4 rights issue:

• Shares on issue prior to the proposed capital raising	1,034,196,306
• Shares to be issued under the non-renounceable 1:4 rights issue	258,549,077
SHARES ON ISSUE	1,292,745,383
• Notes converted to Shares	150,000,000
SHARES ON ISSUE AFTER NOTES CONVERTED	1,442,745,383
• Existing Shares held by the Noteholders and their associates	62,967,716
Percentage shareholding of Noteholders and their associates on fully expanded capital	***14.8%***

B. If all Options are exercised prior to the 1:4 rights issue:

• Shares on issue prior to the proposed capital raising	1,034,196,306
• New shares on issue following exercise of Options	79,295,000
• Shares to be issued under the non-renounceable 1:4 rights issue	278,372,827
SHARES ON ISSUE	1,391,864,133
• Notes converted to Shares	150,000,000
SHARES ON ISSUE AFTER NOTES CONVERTED	1,541,864,133
• Existing Shares held by the Noteholders and their associates	62,967,716
Percentage shareholding of Noteholders and their associates on fully expanded capital	***13.8%***

6.4 FUTURE DIRECTION

The Directors believe that the strategy being pursued by the Company, as set out in this Prospectus, being based around these associations will provide the opportunities required to further grow the asset base of the Company and to compliment the Company's cornerstone and strategic shareholding in Bemax Resources NL, now one of the top five mineral sands producers in the world.

7. ADDITIONAL INFORMATION

7.1 COMPANY TAX STATUS AND FINANCIAL YEAR

The Company is taxed in Australia as a public company. The financial year of the Company ends on 30 June annually.

7.2 CONTINUOUS DISCLOSURE OBLIGATIONS

The Company is a disclosing entity within the meaning of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations.

These obligations include compliance with the requirements of the ASX Listing Rules and the Corporations Act concerning notification of information to the ASX. Those rules

require the Company to notify the ASX immediately of any information concerning the Company of which it is, or becomes, aware and which a reasonable person would expect to have a material effect on the price or value of securities of the Company. There are certain limited exceptions to this rule. The Company must also provide to the ASX within 75 days after the end of its half and full year accounting periods, a half yearly report and final report, respectively.

As a disclosing entity, the Company is required to lodge with ASIC before the deadline after each period, its financial statements for the accounting period.

Information that is already in the public domain has not been reprinted in this Prospectus, other than that which is considered necessary to make this Prospectus complete.

7.3 SECTION 713 – COMPLYING PROSPECTUS

This Prospectus contains information required under the special prospectus content rules for continuously quoted securities pursuant to section 713 of the Corporations Act. This section enables disclosing entities to issue a special prospectus in relation to securities in the class of securities that have been quoted by the ASX at all times in the 12 months before the issue of the Prospectus.

Having taken such precautions and made such enquiries as are reasonable, the Company believes that it has complied with the general and specific requirements of the ASX (as applicable from time to time throughout the 12 months before the issue of the Prospectus) which requires the Company to notify the ASX of information about specified events or matters as they arise for the purpose of the ASX making the information available to the stock market conducted by the ASX.

Apart from formal matters, a "section 713" prospectus need only contain information relating to the terms and conditions of the offer, the effect of the offer on the Company and the rights attaching to the Shares. Other general information is not required to be included by a disclosing entity as the periodic reporting and continuous disclosure requirements applicable to disclosing entities mean that all this information should have previously been released to the market.

7.4 EXCLUDED INFORMATION

There is no other information relating to the Company that has not, because of its confidential nature, been notified to the ASX which investors and their professional advisers would reasonably require and reasonably expect to find in this Prospectus for the purposes of making an informed assessment of the assets and liabilities, financial position and prospects of the Company and the rights attaching to the Shares.

7.5 INSPECTION OF AND COPIES OF PUBLICLY LODGED DOCUMENTS

The Company will provide free of charge to a person who asks for it during the Offer Period, a copy of:

(a) the last annual financial statements for the financial year ended 30 June 2005 lodged with ASIC and the last half-yearly accounts for the half-year ended 31 December 2005 lodged with the ASX by the Company before the issue of the Prospectus;

(b) any document lodged by the Company and used to notify ASX of information relating to the Company since the lodgement of the financial statements for the year of income ended 30 June 2005 and before the date of this Prospectus; and

(c) the documents listed in Annexure 1 (being all of the continuous disclosure notices given by the Company during the six months period preceding the date of this Prospectus).

Shareholders may obtain such copies by writing to the Company at Suite 5, Level 7, 3 Spring Street, Sydney NSW 2000, or by visiting the office of Imperial One Limited.

Copies of documents lodged at ASIC in relation to the Company may also be obtained from, or inspected at, an office of ASIC.

7.6 MATERIAL DOCUMENTS

In addition to the documents the subject of Section 7.5 of this Prospectus, the documents set our below are available for inspection by any person without charge during normal business hours at the registered office of the Company:

(a) the Company's Constitution;

(b) the Underwriters' consents; and

(c) Underwriting Agreement.

7.7 MATERIAL TERMS AND CONDITIONS OF THE UNDERWRITING AGREEMENT

The Offer has been underwritten by Chifley Investor Group Pty Ltd and Tolhurst Noall Limited. The Underwriting Agreement was entered into on 2 May 2006 between the Underwriters and the Company, under which the Underwriters have agreed to underwrite the full amount of the Offer for an underwriting fee of $82,735.

If the Offer is not completed for any reason (other than a breach of this Agreement by the Underwriters) the Company has agreed to pay and indemnify the Underwriters against and in relation to such of the costs and expense which were incurred prior to the date of termination of the Underwriting Agreement, up to an aggregate maximum amount of $10,000.

Termination events

Subject to certain rights retained by the Company, the Underwriters may at any time during the Offer Period without cost or liability to it and without prejudice to any rights to damages arising from a breach of this Agreement, by notice to the Company specifying the event relied upon, terminate its obligations under this Agreement and in particular, but without limitation, its obligations then remaining to underwrite the Issue at any time after the happening of anyone or more of the following events:

(a) whether as a result of investigations conducted before or after the date of this Agreement by or on behalf of the Company or the Underwriters or for any other reason the Underwriters become aware of any information in the Prospectus which is untrue, incorrect or misleading in its context in a material manner or the Underwriters becomes aware of any material omission from or non-disclosure in the

Prospectus having regard to Section 728 of the Corporations Act and the Company has not, within 14 days after notification by the Underwriters, lodged a (or a further) supplementary prospectus to correct the information provided or provide the relevant additional information.

(b) any material default by the Company in the performance of its obligations under this Agreement (including but not limited to a breach of any of the provisions of clause 5), provided however, if the default can be remedied by the issue of an Approved Supplementary Prospectus, the Company remedies the default by lodging such an Approved Supplementary Prospectus with 14 days after having received notification of the default by the Underwriters;

(c) a material and adverse change after the date of this Agreement in the financial position of the Company or any subsidiary of the Company;

(d) if there is any outbreak of hostilities or if a state of war, whether declared or not, at any time after the date of this Agreement involving any of Australia, Singapore, Malaysia, Thailand, Hong Kong, China, the Philippines, the United States of America, the United Kingdom, Canada, Israel, Indonesia or any member country of the Organisation of Petroleum Exporting Countries, which is material and adverse in the context of the Issue;

(e) any change or disruption in the national or international political, financial or economic conditions which has or is likely to have a material and adverse effect on the Issue including without limitation any outbreak of avian influenza, SARS or other significant epidemic or pandemic;

(f) there is introduced into any Parliament in Australia or a public announcement is made by or on behalf of a Government in Australia or any prospective law or intention to introduce such prospective law or if any such Government or the Reserve Bank of Australia adopts any new regulations or policy which in any case prohibits, restricts or regulates capital issues or imposes or amends any tax on or calculated by reference to income, profits, of the value or increase in the value of the assets of the Company and/or its subsidiaries and/or its shareholders in any way whatsoever, which materially affects the prospects of success of the Issue, provided that nothing in this paragraph refers to any proposed legislation, to the extent the substance or content of which has been publicly announced prior to the date of this Agreement;

(g) at any time during the Issue Period:

   (i) the Company is wound up;

   (ii) a meeting of the Company's shareholders is called to consider a resolution for the winding up of the Company;

   (iii) bona fide and material proceedings are commenced against the Company, which are not vexatious or frivolous;

   (iv) the Company enters into a scheme of arrangement for the benefit of its creditors; or

   (v) the Company is placed under official management or a receiver and manager of any of all or a substantial part of its assets or an administrator is appointed;

(h) the ASIC gives notice of intention to hold a hearing or investigation in relation to the Prospectus;

(i) the Takeovers Panel gives notice of intention to hold a hearing or investigation in relation to the Issue;

(j) the ASIC issues a stop order under Section 739 of the Corporations Act in relation to the Prospectus;

(k) the Underwriters reasonably determine that a supplementary prospectus should be lodged with the ASIC under Section 719 of the Corporations Act and the Company does not lodge an Approved Supplementary Prospectus within a reasonable time; or

(l) if the S&P/All Ordinaries Index of the ASX falls to a level that is 90% or less of the level quoted or attained, as the case may be, at close of trading in Sydney on the date of this Agreement and remains at or below that level for a period of three consecutive Business Days, or

(m) if the Shareholders in the Company do not approve the issue of $1.5 million in redeemable convertible notes to Belgravia Group Pty Ltd and Belgravia Associates (NSW) Pty Ltd, together with the resolution related to the issue of the convertible notes.

7.8 RIGHTS AND LIABILITIES ATTACHING TO SHARES

Full details of the rights and liabilities attaching to Shares are:

(i) detailed in the Constitution, a copy of which can be inspected, free of charge, at the registered office of the Company during normal business hours; and

(ii) in certain circumstances regulated by the Corporations Act, Listing Rules and the general law.

The following is a summary of the more significant rights and liabilities attaching to the Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders. To obtain such a statement persons should seek independent legal advice.

7.8.1 Voting

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at a general meeting of members, every member present in person or by proxy, attorney or representative has one vote on a show of hands and one vote per share on a poll.

7.8.2 Dividends

Subject to the rights of holders of Shares issued with any special rights, of which there are presently none, the profits of the Company which the Directors may from time to time determine to distribute by way of dividend are divisible among the holders of Shares equally, and in proportion to the amount for the time being paid on the share in respect of which the dividend is paid. All Shares currently on issue and the New Shares to be issued under this Prospectus are fully paid Shares.

7.8.3 Future Issues

Subject to the Constitution of the Company, the Corporations Act and Listing Rules, Directors may on behalf of the Company issue, grant Options over or otherwise dispose of unissued Shares in the Company on the terms and with the rights at the times the Directors decide. The Company may issue preference Shares.

7.8.4 Transfer of Shares

A Shareholder may transfer Shares by a proper SCH registered transfer or an instrument in writing in any usual form or in any form approved by the Directors.

The Directors of the Company may refuse to register any transfer of Shares only if that refusal would not contravene the Listing Rules or the SCH Business Rules. The Directors must not register a transfer if the Corporations Act, Listing Rules and SCH Business Rules forbid registration. The Company must not refuse to register or give effect to or delay or in any way interfere with a proper SCH transfer or other securities.

7.8.5 Meetings and Notices

Each Shareholder is entitled to receive notice of and to attend general meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution, the Corporations Act or the Listing Rules. Shareholders may requisition meetings in accordance with the Corporations Act and the Constitution.

7.8.6 Winding-Up

Subject to the Constitution and rights and restrictions attached to any Shares, of which there are presently none, Shareholders will be entitled in a winding-up to any surplus assets of the Company in proportion to the number of Shares held by them. If the Company is wound-up, the liquidator, with the sanction of a special resolution of the Shareholders may:

(i) divide among the Shareholders the whole or any part of the net assets of the Company; and

(ii) determine how the division is to be carried out as between the Shareholders or different classes of Shareholders with the approval of separate general meetings of the members of each of the several classes.

Any such division may be otherwise than in accordance with the legal rights of the Shareholders and in particular, any class may be given preferential or special rights or may be excluded altogether or in part. Where a division is otherwise than in accordance with the legal rights of the Shareholders, a Shareholder is entitled to dissent and to exercise the same rights as if the special resolution sanction in that division were a special resolution passed under subsection 507 of the Corporations Act.

7.8.7 Shareholder Liability

As the Shares to be issued pursuant to this Prospectus are all fully paid shares, they are not subject to any calls for money and will therefore not become liable for forfeiture.

7.9 ANNUAL REPORT

Including Financial, Auditor's and Directors' Reports

The Financial, Auditor's and Directors' Reports for the year ended 30 June 2005 are contained in the Annual Report which has been lodged with ASX as agent for ASIC. The Half-Yearly Report to 31 December 2005 has also been lodged with the ASX as agent for ASIC. It includes all relevant information in respect of the activities of the Company during the financial year and the financial position of the Company as at balance date. A pro-forma Statement of Financial Position prepared by the Directors showing the financial position of the Company upon the closure of this Issue is shown in Section 3.7 of this Prospectus.

7.10 SUBSEQUENT EVENTS

In relation to the period from 31 December 2005 to the date of this Prospectus, in the opinion of the Directors other than those events disclosed to the market under the Company's Continuous Disclosure Obligations there is no additional information that should be disclosed.

7.11 CONTINGENT LIABILITIES

(a) Companies in the Imperial One Limited group have a maximum contingent liability of $110,500 to provide guarantees to government authorities to secure rehabilitation commitments in respect of mining tenements. No provisions are included in the financial statements for these amounts.

(b) Imperial has provided certain tax indemnities to an investor under Agreements relating to Research and Development of Vitrokele Core Technology.

(c) On 27 February 2003 a wholly owned subsidiary of the Company received an income tax assessment of $3,307,720.32 for the year of income ended 30 June 1996. An additional $9,095,598.13 in penalties and interest has accrued to the date of the last assessment. Following receipt of the assessment in 2003 the Company advised the Australian Taxation Office ("ATO") that it had not been advised of the outstanding tax return and furthermore did not believe that the Company was liable for the tax raised under the assessment. All tax returns have been duly lodged disclosing a nil taxable income on the basis of accounting records of the Company and utilising losses transferred in from related companies as allowed under tax legislation. The Company has notified the Australian Taxation Office the assessment is disputed and that it does not believe any amount is owing. As the ATO has not actioned the revised 1996 return, the Company is preparing a notice of objection against the 1996 assessment. In summary the Company's tax advisors believe that the ATO action is not reasonably based and would not be sustainable if pursued through litigation in the relevant legal forum.

(d) The Company's lawyers have filed in the High Court of Fiji a **Winding Up Petition** against Rupert Company Limited ("Rupert"), for the recovery of costs incurred in the NSW Supreme Court and NSW Court of Appeal proceedings between Rupert and the Company in 2003. The Company's claim is for $123,693 in costs relating to the Supreme Court proceedings. A further claim of $34,187 from the Court of Appeal proceedings will be enforced against Rupert

by way of proof of debt in the winding up proceedings already on foot for the Supreme Court costs. Rupert lodged $20,000 as security of costs which has since been paid to Imperial. No amounts have been provided in the Financial Statements for the recovery of these costs. The Winding Up Petition is due to be heard on 3 May 2006.

7.12 INTERESTS OF DIRECTORS

Except as disclosed in this Prospectus, no Director has now, or has had, in the two year period ending on the date of this prospectus, any interest in:

(a) the formation of the Company;

(b) property acquired or to be acquired by the Company in connection with its formation or promotion of the Offer; or

(c) the Offer.

Except as disclosed in this Prospectus, no amounts of any kind (whether in cash or Shares or otherwise) have been paid or agreed to be paid to the Underwriters, any Director or to any proposed director or to any company or firm which a Director is associated or to any proposed Director to induce him or her to become, or to qualify as, a Director of the Company, or otherwise for services rendered by him or her or any company or firm with which the Director is associated in connection with the formation or promotion of the Company or the Offer.

7.13 DIRECTORS' HOLDINGS

The particulars of Shares and Unquoted Executive Options in which the Directors have a direct or indirect interest immediately prior to the lodgement of this Prospectus with ASIC are:

Name	Entitlement
Bruce McLeod	24,417,372 Shares 30,000,000 Unquoted Executive Options
David Sutton	1,509,620 Shares 10,000,000 Unquoted Executive Options
Kevin Torpey	24,856,382 Shares 10,000,000 Unquoted Executive Options

The Directors will be able to participate in the Offer.

7.14 DIRECTORS' REMUNERATION

The Directors are entitled to payment of remuneration as set out in the Constitution.

The level of salary and the benefits paid to Directors is disclosed in the Company's annual reports.

7.15 INTERESTS OF NAMED PERSONS

Except as disclosed in this Prospectus, neither the Underwriters, an expert, or any other person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of the Prospectus, nor

any firm in which any of those persons is or was a partner nor any company in which any of those persons is or was associated with, has now, or has had, in the two year period ending on the date of this Prospectus, any interest in:

(a) the formation or promotion of the Company;

(b) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

(c) the Offer.

Except as disclosed in this Prospectus, no amounts of any kind (whether in cash or Shares or otherwise) have been paid or agreed to be paid to the Underwriters, any expert, or any person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of the Prospectus, or to any firm in which any of those persons is or was a partner or to any company in which any of those persons is or was associated with, for services rendered by that person in connection with the formation or promotion of the Company or the Offer:

(a) The Underwriters to the offer will receive a fee of 4% of the amount raised from the issue of the New Shares. The maximum amount of the fee being $82,735.

(b) Nexia Court & Co will be paid approximately $5,000 (excluding GST) in relation to work performed for the preparation of the independent audit report.

(c) Keygrowth Trading Pty Ltd (a related party to Belgravia Group Pty Ltd) is a 7% shareholder in Tolhurst Noall Limited. In addition Keygrowth Trading Pty Ltd and Belgravia Associates (NSW) Pty Ltd will act as sub-underwriters to the Issue, as outlined in section 3.1.7 and 4.10.

(d) Eastern & Pacific Capital Pty Ltd, a company related to the Company Chairman, Mr Bruce McLeod, will act as a sub-underwriter to the Issue, as outlined in section 3.1.7 and 4.10.

7.16 GENERAL CONSENTS

Each of the parties referred to in this section has not authorised or caused the issue of the Prospectus and accordingly to the maximum extent permitted by law, disclaims all liability for any part of the Prospectus.

7.16.1 Nexia Court & Co has given its consent and has not withdrawn that consent prior to the date of lodgement of this Prospectus with the ASIC, to being named as auditors in the Corporate Directory section of this Prospectus and also for the incorporation by reference in this Prospectus of its independent audit report on the financial report for the financial year ended 30 June 2005 and financial half year to 31 December 2005.

7.16.2 Chifley Investor Group Pty Limited and Tolhurst Noall Limited have given their written consent and have not withdrawn their consent prior to the date of lodgement of this Prospectus with ASIC to being named as Underwriters to the Company under this Offer.

7.16.3 Daymond Lawyers Pty Ltd has given its written consent and has not withdrawn its consent prior to the date of lodgement of this Prospectus with ASIC to being named as Solicitors to the Company under this Offer.

7.16.4 Computershare Investor Services Pty Limited has given its written consent and has not withdrawn its consent prior to the date of lodgement of this Prospectus with ASIC to being named as Share Registry to the Company under this Offer.

7.17 DIRECTORS' STATEMENT

The Directors of the Company and the Company have made all reasonable enquiries and, on that basis, have reasonable grounds to believe that any statements made by the Directors in this Prospectus are not misleading or deceptive and that in respect of any other statements made in the Prospectus by persons other than Directors, the Directors have made reasonable enquiries and, on that basis, have reasonable grounds to believe that persons making the statement or statements have given their written consent to the statements being included in this Prospectus in the form and context in which they are included and have not withdrawn those consents before lodgement of this Prospectus with ASIC, or to the Directors' knowledge, before the Offer pursuant to this Prospectus.

This Prospectus is prepared on the basis that certain matters may be reasonably expected to be known to likely investors or their professional advisors.

Each Director has consented to the lodgement of this Prospectus with ASIC and has not withdrawn that consent.

Signed by each Director of the Company on the date of this Prospectus.

Bruce W McLeod

David H Sutton

Kevin A Torpey

8. DEFINITIONS

In this Prospectus the following words have these meanings unless the context otherwise requires:

"**Annual Report**" means the annual financial report of the Company for the year ended 30 June 2005.

"**Application**" means an application for New Shares under this Prospectus.

"**Application Monies**" means A$0.008 payable on application for each share.

"**ASIC**" means the Australian Securities & Investments Commission.

"**ASX**" means Australian Stock Exchange Limited.

"**Board of Directors**" or "**Directors**" means the directors of the Company.

"**Business Day**" means a day on which banks are open for the conduct of normal banking business in Sydney.

"**Closing Date**" means 6 June 2006.

"**Company**" means Imperial One Limited (ACN 002 148 361).

"**Constitution**" means the constitution of the Company.

"**Corporations Act**" means the Corporations Act 2001 (Commonwealth).

"**Eligible Shareholder**" means a person registered in the Register as the holder of Shares on the Record Date.

"**Entitlement and Acceptance Form**" means the entitlement and application form accompanying this Prospectus.

"**Half Yearly Report**" means the half yearly financial report of the Company to 31 December 2005.

"**Issue**" means the allotment and issue of up to 278,372,827 New Shares in the Company at a fixed issue price of $0.008 per share pursuant to this Prospectus and otherwise on the terms and conditions set out in this Prospectus.

"**Listing Rules**" means the Official Listing Rules of the ASX.

"**New Shares**" means Shares to be allotted and issued pursuant to this Prospectus.

"**Notes**" means the secured convertible notes (ranking prior to unsecured creditors) proposed to be issued by the Company, the general terms of which were announced to the ASX on 18 April 2006.

"**Noteholders**" means Belgravia Group Pty Ltd ACN 050 138 246 and Belgravia Associates (NSW) Pty Ltd ACN 050 195 330.

"**Offer**" means the offer of 258,549,077 New Shares made pursuant to and otherwise on the terms and conditions set out in this Prospectus. An additional 19,823,827 New Shares may be offered if all the all the Options are exercised prior to the Record Date.

"**Options**" means both the Unquoted Executive Options and the 2006 Options.

"**Outstanding Shares**" means the number of Shares comprising the Issue in respect of which, as at the Closing Date, the Company has not received Valid Applications.

"**Prospectus**" means this prospectus.

"**Record Date**" means 7.00 pm EST on 16 May 2006.

"**Register**" means the Company's share registry held by Computershare Investor Services Pty Limited.

"**Shares**" means fully paid ordinary shares in the capital of the Company.

"**Shareholder**" means a person registered in the Register as the holder of Shares.

"**Underwriters**" means Chifley Investor Group Pty Limited ACN 072 450 812 and Tolhurst Noall Limited ACN 003 237 536.

"**Underwriting Agreement**" means the underwriting agreement between the Company and the Underwriters.

"**Unquoted Executive Options**" means 49,000,000 options not quoted on the ASX granting the holder the right to subscribe for one Share at an exercise price of $0.065, such options being exercisable by 6 December 2010 and 15,000,000 options not quoted on the ASX granting the holder the right to subscribe for one Share at an exercise price of $0.08, such options being exercisable by 6 December 2010.

"**Valid Applications**" means a properly completed Application accompanied by cleared Application Monies.

"**2006 Options**" means 15,295,000 options not quoted on the ASX granting the holder the right to subscribe for one Share at an exercise price of $0.0079, such options being exercisable by 31 December 2006.

ANNEXURE 1

DOCUMENTS LODGED WITH ASX

01 May 2006	Quarterly Activities
24 April 2006	Drilling Update
18 April 2006	Proposed $3.7 million Capital Raising
13 April 2006	Natural Gas Development JV – Carrolltown Prospect Update
22 March 2006	Natural Gas Exploration & Development JV – Drilling Update
21 March 2006	Drilling Update
14 March 2006	Half Year Accounts
13 March 2006	Change of Director's Interest Notice
1 March 2006	Change of Director's Interest Notice
22 February 2006	Ceasing to be a substantial holder for BMX
3 February 2006	Becoming a substantial holder x 2
3 February 2006	Natural Gas Joint Venture
31 January 2006	Second Quarter Activities & Cashflow Report
20 December 2005	Notice of Sale of Non-Marketable Parcels

IMPERIAL

28 April 2006

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Dear Anne,

RE: ADR FACILITY

Please find enclosed copies of the following announcements recently lodged with the Australian Stock Exchange Limited:

- Natural Gas Development JV – Update lodged 13 April 2006
- Proposed $3.7 million capital raising, lodged 18 April 2006

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/04/2006

TIME: 13:59:04

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proposed $3.7M Capital Raising

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
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ASX
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FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/04/2006

TIME: 11:38:36

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Natural Gas Development JV - Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Natural gas produced in the Appalachian Basin typically sells for a premium to NYMEX (Henry Hub) natural gas prices due to the proximity to major consuming markets in the northeastern United States. In addition, most Appalachian natural gas production has a high Btu content, resulting in a further premium to NYMEX natural gas prices. On average, realised Appalachian natural gas prices, net of gathering fees, represent around US$0.80 per Mcf premium to NYMEX natural gas prices.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). The reasons for this high rate of drilling activity lie in the characteristics of the Appalachian Basin gas wells, which mainly target the Upper Devonian series which contain numerous gas producing formations.

If you have any further queries please contact the Imperial office on (02) 9251 1846.

Yours faithfully

Bruce McLeod

Chairman

Rachel Ryan

From: ASX.Online@asx.com.au
Sent: Thursday, 13 April 2006 11:39 AM
To: info@imperialone.com.au
Subject: IMP - ASX Online e-Lodgement - Confirmation of Release

325540.pdf
(78 KB)

ASX confirms the release to the market of Doc ID: 325540 as follows:
Release Time: 13-Apr-2006 11:38:25
ASX Code: IMP
File Name: 325540.pdf
Your Announcement Title: Natural Gas Exploration & Development - Joint Venture Update